SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December 2022

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                           No     ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.	A copy of next day disclosure return of China Petroleum & Chemical Corporation (the “Registrant”); and
2.	A copy of monthly return for equity issuer of the Registrant;

Each made by the Registrant on December 1, 2022.

Document 1

Next Day Disclosure Return
(Equity issuer - changes in issued share capital and/or share buybacks)

Instrument:	Equity issuer	Status:	New Submission

Name of Issuer:	China Petroleum & Chemical Corporation

Date Submitted:	01 December 2022

Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Main Board Rules (the “Main Board Listing Rules”) / rule 17.27A of the GEM Rules (the “GEM Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”)

Section I
1. Type of shares	Ordinary shares	Class of shares	Class H	Listed on SEHK (Note 11)		Yes
Stock code (if listed)	00386	Description
Issues of shares (Notes 6 and 7)		No. of shares	Issued shares as a % of existing number of issued shares before relevant share issue (Notes 4, 6 and 7)	Issue price per share (Notes 1 and 7)	Closing market price per share of the immediately preceding business day (Note 5)	% discount(-)/ premium of issue price to market price (Note 7)
Opening balance as at (Note 2) 30 November 2022		25,459,024,600
1). Repurchase of shares (or other securities) but not cancelled Date of changes 31 October 2022		63,000,000	0.05%			%
2). Repurchase of shares (or other securities) but not cancelled Date of changes 01 November 2022		37,468,000	0.03%			%
3). Repurchase of shares (or other securities) but not cancelled Date of changes 02 November 2022		15,038,000	0.01%			%
4). Repurchase of shares (or other securities) but not cancelled Date of changes 03 November 2022		20,234,000	0.02%			%

5). Repurchase of shares (or other securities) but not cancelled Date of changes 04 November 2022	45,848,000	0.04%	%
6). Repurchase of shares (or other securities) but not cancelled Date of changes 07 November 2022	11,222,000	0.01%	%
7). Repurchase of shares (or other securities) but not cancelled Date of changes 08 November 2022	29,294,000	0.02%	%
8). Repurchase of shares (or other securities) but not cancelled Date of changes 09 November 2022	19,442,000	0.02%	%
9). Repurchase of shares (or other securities) but not cancelled Date of changes 10 November 2022	16,982,000	0.01%	%
10). Repurchase of shares (or other securities) but not cancelled Date of changes 11 November 2022	24,418,000	0.02%	%
11). Repurchase of shares (or other securities) but not cancelled Date of changes 14 November 2022	28,570,000	0.02%	%
12). Repurchase of shares (or other securities) but not cancelled Date of changes 15 November 2022	28,570,000	0.02%	%
13). Repurchase of shares (or other securities) but not cancelled Date of changes 16 November 2022	28,900,000	0.02%	%
14). Repurchase of shares (or other securities) but not cancelled Date of changes 17 November 2022	35,086,000	0.03%	%

15). Repurchase of shares (or other securities) but not cancelled Date of changes 18 November 2022	24,704,000	0.02%	%
16). Repurchase of shares (or other securities) but not cancelled Date of changes 21 November 2022	16,368,000	0.01%	%
17). Repurchase of shares (or other securities) but not cancelled Date of changes 22 November 2022	28,570,000	0.02%	%
18). Repurchase of shares (or other securities) but not cancelled Date of changes 23 November 2022	22,534,000	0.02%	%
19). Repurchase of shares (or other securities) but not cancelled Date of changes 24 November 2022	22,534,000	0.02%	%
20). Repurchase of shares (or other securities) but not cancelled Date of changes 25 November 2022	22,222,000	0.02%	%
21). Repurchase of shares (or other securities) but not cancelled Date of changes 28 November 2022	22,158,000	0.02%	%
22). Repurchase of shares (or other securities) but not cancelled Date of changes 29 November 2022	19,444,000	0.02%	%
23). Repurchase of shares (or other securities) but not cancelled Date of changes 30 November 2022	16,216,000	0.01%	%
24). Repurchase of shares (or other securities) but not cancelled Date of changes 01 December 2022	16,216,000	0.01%	%
Closing balance as at (Note 8) 01 December 2022	25,459,024,600

Remarks:
1. The Company commenced H share repurchase on 21 September 2022 and has repurchased and cancelled 54,414,000 H shares as of 14 October 2022.
2. The Company commenced A share repurchase on 21 September 2022 and completed A share repurchase on 25 November 2022, during which period an aggregate number of 442,300,00 A shares was repurchased.
3. Issued shares as a % of existing number of issued shares before relevant share issue is calculated with reference to the Company's total number of issued shares of 121,016,795,646 shares (comprising 25,459,024,600 H shares and 95,557,771,046 A shares).

We hereby confirm to the best knowledge, information and belief that, in relation to each issue of securities as set out in Section I, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable:
(Note 9)

(i)	all money due to the listed issuer in respect of the issue of securities has been received by it;

(ii)	all pre-conditions for the listing imposed by the Main Board Listing Rules / GEM Listing Rules under "Qualifications of listing" have been fulfilled;

(iii)	all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;

(iv)	all the securities of each class are in all respects identical (Note 10);

(v)
all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements;

(vi)	all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue;

(vii)
completion has taken place of the purchase by the issuer of all property shown in the listing document to have purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and

(viii)
the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

Notes to Section I:

1.	Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given.

2.
Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later.

3.
Please set out all changes in issued share capital requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories.

4.
The percentage change in the number of issued shares of listed issuer is to be calculated by reference to the listed issuer's total number of shares in issue (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return.

5.
Where trading in the shares of the listed issuer has been suspended, “closing market price per share of the immediately preceding business day” should be construed as “closing market price per share of the business day on which the shares were last traded”.

6.	In the context of a repurchase of shares:
•	“issues of shares” should be construed as “repurchases of shares”; and
•	“issued shares as a % of existing number of shares before relevant share issue” should be construed as “repurchased shares as a % of existing number of shares before relevant share repurchase”.

7.	In the context of a redemption of shares:
•	“issues of shares” should be construed as “redemptions of shares”;
•	“issued shares as a % of existing number of shares before relevant share issue” should be construed as “redeemed shares as a % of existing number of shares before relevant share redemption”; and
•	“issue price per share” should be construed as “redemption price per share”.

8.	The closing balance date is the date of the last relevant event being disclosed.

9.	Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases.

10.	“Identical” means in this context:
•	the securities are of the same nominal value with the same amount called up or paid up;
•
they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

•	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

11.	SEHK refers to Stock Exchange of Hong Kong.

Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1).

The issuer has Purchase report or additional information for issuer whose primary listing is on the Exchange

Section II
1. Type of shares	Ordinary shares	Class of shares	Class H		Listed on SEHK (Note)		Yes
Stock code (if listed)	00386	Description
A. Purchase report
Trading date	Number of securities purchased	Method of purchase (Note)	Price per share or highest price paid $		Lowest price paid $		Total paid $
1). 01 December 2022	16,216,000	On the Exchange	HKD	3.66	HKD	3.59	HKD	58,800,837.6
Total number of securities purchased	16,216,000				Total paid $		HKD	58,800,837.6
B. Additional information for issuer whose primary listing is on the Exchange
1). Number of such securities purchased on the Exchange in the year to date (since ordinary resolution)							(a)	669,452,000
2). % of number of shares in issue at time ordinary resolution passed acquired on the Exchange since date of resolution ( (a) x 100 )/ Number of shares in issue								0.55%

We hereby confirm that the repurchases set out in A above which were made on the Exchange were made in accordance with the Main Board Listing Rules / GEM Listing Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated 31 March 2022 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Remarks:
In relation to repurchase of H shares, the above B 2) % of number of shares in issue at time ordinary resolution passed acquired on the Exchange since date of resolution was calculated based on the Company's total number of issued shares of 121,071,209,646 shares on 18 May 2022 (comprising 25,513,438,600 H shares  and 95,557,771,046 A shares).

Note to Section II:             Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

Submitted by:	Huang Wensheng
(Name)

Title:	Vice President and Secretary to the Board of Directors
(Director, Secretary or other Duly Authorised Officer)

Document 2

Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities

For the month ended:	30 November 2022	Status:	New Submission

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer:	China Petroleum & Chemical Corporation

Date Submitted:	01 December 2022

I. Movements in Authorised / Registered Share Capital

1. Type of shares	Ordinary shares	Class of shares	Class H	Listed on SEHK (Note 1)		Yes
Stock code	00386	Description	H Shares
		Number of authorised/registered shares	Par value		Authorised/registered share capital
Balance at close of preceding month		25,513,438,600	RMB	1	RMB	25,513,438,600
Increase / decrease (-)					RMB
Balance at close of the month		25,513,438,600	RMB	1	RMB	25,513,438,600

2. Type of shares	Ordinary shares	Class of shares	Class A	Listed on SEHK (Note 1)		No
Stock code	600028	Description	A Shares
		Number of authorised/registered shares	Par value		Authorised/registered share capital
Balance at close of preceding month		95,557,771,046	RMB	1	RMB	95,557,771,046
Increase / decrease (-)					RMB
Balance at close of the month		95,557,771,046	RMB	1	RMB	95,557,771,046

Total authorised/registered share capital at the end of the month:	RMB	121,071,209,646

II. Movements in Issued Shares

1. Type of shares	Ordinary shares	Class of shares	Class H	Listed on SEHK (Note 1)	Yes
Stock code	00386	Description	H Shares
Balance at close of preceding month		25,459,024,600
Increase / decrease (-)
Balance at close of the month		25,459,024,600

2. Type of shares	Ordinary shares	Class of shares	Class A	Listed on SEHK (Note 1)	No
Stock code	600028	Description	A Shares
Balance at close of preceding month		95,557,771,046
Increase / decrease (-)
Balance at close of the month		95,557,771,046

III. Details of Movements in Issued Shares

(A).	Share Options (under Share Option Schemes of the Issuer) Not applicable

(B).	Warrants to Issue Shares of the Issuer which are to be Listed Not applicable

(C).	Convertibles (i.e. Convertible into Issue Shares of the Issuer which are to be Listed) Not applicable

(D).	Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be listed, including Options (other than Share Options Schemes) Not applicable

(E).	Other Movements in Issued Share Not applicable

Remarks:
The Company has repurchased 1,095,536,000 shares (including 653,236,000 H shares and 442,300,000 A shares) as of 30 November 2022, among which an aggregate number of 54,414,000 H shares were cancelled 14 October 2022. No repurchased shares were cancelled during November 2022.

IV. Information about Hong Kong Depositary Receipt (HDR)    Not applicable

V. Confirmations

We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable:

(Note 2)

(i)	all money due to the listed issuer in respect of the issue of securities has been received by it;

(ii)	all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled;

(iii)	all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;

(iv)	all the securities of each class are in all respects identical (Note 3);

(v)
all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements;

(vi)	all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue;

(vii)
completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and

(viii)
the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

Submitted by:	Huang Wensheng

Title:	Vice President and Secretary to the Board of Directors
(Director, Secretary or other Duly Authorised Officer)

Notes

1.	SEHK refers to Stock Exchange of Hong Kong.

2.
Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, no further confirmation is required to be made in this return.

3.	“Identical” means in this context:

•	the securities are of the same nominal value with the same amount called up or paid up;

•
they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

•	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

4.	If there is insufficient space, please submit additional document.

5.	In the context of repurchase of shares:

•	“shares issuable to be listed on SEHK” should be construed as “shares repurchased listed on SEHK”; and

•	“stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares repurchased (if listed on SEHK)”; and

•	“type of shares issuable” should be construed as “type of shares repurchased”; and

•．	“issue and allotment date” should be construed as “cancellation date”

6.	In the context of redemption of shares:

•	“shares issuable to be listed on SEHK” should be construed as “shares redeemed listed on SEHK”; and

•	“stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares redeemed (if listed on SEHK)”; and

•	“type of shares issuable” should be construed as “type of shares redeemed”; and

•	“issue and allotment date” should be construed as “redemption date”

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: December 3, 2022